FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Information as per the prescribed format under Indian Listing Regulations
3.	Scrutinizer’s Report

Item 1

OTHER NEWS

Subject: Declaration of results of Postal Ballot alongwith the Scrutinizer’s report

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Section 110 of the Companies Act, 2013 and the underlying rules, the Bank sought approval of shareholders through postal ballot for the following matters:

1)	Ordinary Resolution for Increase in Authorised Share Capital and consequential alteration to the Capital Clause of Memorandum of Association.

2)	Special Resolution for Alteration of Articles of Association.

3)	Ordinary Resolution for Issue of Bonus Shares.

4)	Special Resolution for Amendment of the Employee Stock Option Scheme.

The last date for receipt of physical postal ballot forms and for e-voting was
June 12, 2017.

Mr. Alwyn D’Souza, Practicing Company Secretary, who was appointed as the scrutinizer for the postal ballot process, has submitted his report on the same dated June 13, 2017. Based on the report, we confirm that all the resolutions as contained in the postal ballot notice dated May 5, 2017 were approved by requisite majority of shareholders. As stipulated under Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 we enclose the voting results alongwith the scrutinizer’s report, as sent to the Indian stock exchanges.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Date of the Postal Ballot	Postal Ballot Notice dated May 5, 2017
Total number of shareholders on record date (May 5, 2017)	927,589

No. of shareholders present in the meeting either in person or through proxy:

Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable

No. of Shareholders attended the meeting through Video Conferencing

Promoters and Promoter Group:	Not Applicable
Public	Not Applicable

Agenda-wise disclosure (to be disclosed seperately for each agenda item) - As disclosed below

Whether promoter/promoter-group are interested in the agenda resolution - Not Applicable

Details of Agenda

Item No.1 - Increase in the Authorised Share Capital and consequential alteration to the Capital Clause of Memorandum of Association

Resolution required :	Ordinary
Whether promoter/ promoter group are interested in the agenda/resolution?	Not Applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	-	3,903,529,290	73.92	3,888,719,431	14,809,859	99.62	0.38
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,281,052,829	3,903,529,290	73.92	3,888,719,431	14,809,859	99.62	0.38
Public-Others	E-Voting	-	20,139,103	3.70	20,070,556	68,547	99.66	0.34
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	1,944,373	0.36	1,933,649	10,724	99.45	0.55
	Total	544,639,626	22,083,476	4.05	22,004,205	79,271	99.64	0.36
Total		5,825,692,455	3,925,612,766	67.38	3,910,723,636	14,889,130	99.62	0.38

Item No.2 - Alteration of Articles of Association

Resolution required :	Special Resolution
Whether promoter/ promoter group are interested in the agenda/resolution?	Not Applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	-	3,903,529,290	73.92	3,902,012,249	1,517,041.00	99.96	0.04
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,281,052,829	3,903,529,290	73.92	3,902,012,249	1,517,041.00	99.96	0.04
Public-Others	E-Voting	-	20,127,789	3.70	20,025,483	102,306	99.49	0.51
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	1,906,486	0.35	1,889,016	17,470	99.08	0.92
	Total	544,639,626	22,034,275	4.05	21,914,499	119,776	99.46	0.54
Total		5,825,692,455	3,925,563,565	67.38	3,923,926,748	1,636,817	99.96	0.04

Item No.3 - Issue of Bonus Shares

Resolution required :	Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/resolution?	Not Applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	-	3,903,529,290	73.92	3,888,719,431	14,809,859	99.62	0.38
	Poll	-		-	-	-	-	-
	Postal Ballot (if applicable)	-		-	-	-	-	-
	Total	5,281,052,829	3,903,529,290	73.92	3,888,719,431	14,809,859	99.62	0.38
Public-Others	E-Voting	-	20,342,365	3.74	20,321,578	20,787	99.90	0.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	1,943,485	0.36	1,935,732	7,753	99.60	0.40
	Total	544,639,626	22,285,850	4.09	22,257,310	28,540	99.87	0.13
Total		5,825,692,455	3,925,815,140	67.39	3,910,976,741	14,838,399	99.62	0.38

Item No.4 - Amendment of the Employee Stock Option Scheme

Resolution required :	Special Resolution
Whether promoter/ promoter group are interested in the agenda/resolution?	Not Applicable

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	-	3,903,086,842	73.91	3,806,385,465	96,701,377	97.52	2.48
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-		-	-	-
	Total	5,281,052,829	3,903,086,842	73.91	3,806,385,465	96,701,377	97.52	2.48
Public-Others	E-Voting	-	20,187,017	3.71	19,752,207	434,810	97.85	2.15
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	1,842,155	0.34	1,777,055	65,100	96.47	3.53
	Total	544,639,626	22,029,172	4.04	21,529,262	499,910	97.73	2.27
Total		5,825,692,455	3,925,116,014	67.38	3,827,914,727	97,201,287	97.52	2.48

Percentage figures have been rounded off to the nearest decimal.

All the above resolutions have been passed with requisite majority.

Note: Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank upto 15% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (Depositary to the ADS holders) which was 1,473,214,334 equity shares and which formed 25.29% of the total equity shares (5,825,692,455 equity shares) as on the record date i.e. May 5, 2017 was reckoned only to the extent of 873,853,868 equity shares i.e. 15% of the total equity shares for the purpose of electronic voting. Hence in the coloumn pertaining to number of shares held, the actual number of shares held by DTBCA i.e. 1,473,214,334 equity shares is included and in the number of votes polled, only 15% of the total number of equity shares i.e. 873,853,868 equity shares are reckoned.

Item 3

ALWYN D’SOUZA

Alwyn D’souza & Co.

Company Secretaries

Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (E), Thane-401107; Mob: 09820465195;

E-mail: alwyn.co@gmail.com ;Website : www.alwynjay.com

Mumbai dated June 13, 2017

To,

The Chairman

Board of Directors

ICICI Bank Limited

ICICI Bank Tower, Near Chakli Circle,

Old Padra Road, Vadodara 390 007.

Dear Sir,

We are submitting herewith the Scrutinizers Report in-respect of Postal Ballot conducted pursuant to Notice of Postal Ballot dated May 5, 2017.

Thanking you

Yours faithfully

/s/ Alwyn D’souza

Alwyn D’souza

F.C.S No.5559,

Certificate of Practice No.5137

Practising Company Secretary

ICICI BANK LIMITED

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007.

SCRUTINIZER’S REPORT ON POSTAL BALLOT

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101. Tel: 022-28125781

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (E), Thane-401107; Mob: 09820465195;

E-mail: alwyn.co@gmail.com ;Website : www.alwynjay.com

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101. Tel: 022-28125781

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (E), Thane-401107; Mob: 09820465195;

E-mail: alwyn.co@gmail.com ;Website : www.alwynjay.com

To,

The Chairman

ICICI Bank Limited

ICICI Bank Tower, Near Chakli Circle,

Old Padra Road, Vadodara 390 007.

Dear Sir,

RE	: SCRUTINIZER’S REPORT

I, Alwyn D’Souza of Alwyn D’Souza & Co, Company Secretaries appointed as Scrutinizer by the Board of Directors of ICICI Bank Limited (Bank) for conducting the Postal Ballot process for seeking members assent/dissent for the following items of business specified in the Notice dated May 5, 2017.

1.	Ordinary Resolution for Increase in Authorised Share Capital and consequential alteration to the Capital Clause of Memorandum of Association.

2.	Special Resolution for Alteration of Articles of Association.

3.	Ordinary Resolution for Issue of Bonus Shares.

4.	Special Resolution for Amendment of the Employee Stock Option Scheme.

I have carried out the work as Scrutinizer from the close of working hours on June 12, 2017 to June 13, 2017.

My responsibility as a scrutinizer is to ensure that the voting process is conducted in a fair and transparent manner, and render a consolidated scrutinizer’s report on the voting to the Chairman on the resolutions contained in the Notice dated May 5, 2017 based on the reports generated from the electronic voting system of the National Securities Depository Limited (NSDL) and the scrutiny of the physical ballot forms received till 5.00 p.m IST on Monday, June 12, 2017 and reports provided by Registrar and Transfer Agents (RTA) ie., 3i Infotech Limited.

I submit my report as under

1.	The Bank has sent emails to the Members whose e-mail ids are registered with the Depository participant/the Bank’s Registrar and Transfer Agents as on May 5, 2017 (relevant date/record date) seeking approval by postal ballot including voting by electronic means and for those Members whose e-mail ids are not registered, the Bank completed the dispatch of postal ballot notice along with a postal ballot form and self-addressed postage pre-paid Business Reply envelope on May 11, 2017.

2.	The postal ballot voting process/e-voting period commenced on Saturday, May 13, 2017 (9:00 a.m. IST) and ended on Monday, June 12, 2017 (5:00 p.m. IST)

3.	After the time fixed for closing of the e-voting i.e, 5.00 p.m IST on Monday, June 12, 2017 the votes were unblocked at 5.04 P.M IST in the presence of two witnesses on the e-voting website of the National Securities Depository Limited (https://www.evoting.nsdl.com) and a final electronic report was generated by me. The data generated was diligently scrutinized.

4.	The physical postal ballot forms received till the time fixed for closing of the Postal Ballot i.e, 5.00 p.m IST, Monday, June 12, 2017 were diligently scrutinized. Verification was done with the support of the Registrar and Transfer Agent of the Bank to check names of the Members, their shareholding and Specimen Signatures registered with RTA/as provided by depositories.

5.	The data for the purpose of verification of the number of shares was taken as of May 5, 2017 which was the relevant date (record date) fixed for determining voting rights of the Members entitled to participate in the voting process. Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank upto 15% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (Depositary to the ADS holders) which was 1,473,214,334 equity shares and which formed 25.29% of the total equity shares (5,825,692,455 equity shares) as on the record date i.e. May 5, 2017 was reckoned only to the extent of 873,853,868 equity shares i.e. 15% of the total equity shares for the purpose of electronic voting.

6.	In cases where the Members who have exercised their vote in physical as well as electronic mode, the vote by electronic mode only has been considered as specified in the instructions to the Postal Ballot Form.

The results of the scrutiny of the above postal ballot voting including voting by electronic means in respect to passing of resolutions contained in the Postal Ballot Notice dated May 5, 2017 through postal ballot are as under.

RESOLUTION NO. 1 AS AN ORDINARY RESOLUTION

Increase in Authorised Share Capital and consequential alteration to the Capital Clause of Memorandum of Association.

(i)	Voted in favour of the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	3,332	19,33,649	-
E-voting	6,086	390,87,89,987	-
TOTAL	9,418	391,07,23,636	99.62

(ii)	Voted against the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	45	10,724	-
E-voting	172	1,48,78,406	-
TOTAL	217	1,48,89,130	0.38

(iii)	Invalid votes:

Particulars of Postal Ballot Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Physical	112	61,080
E-voting	Nil	Nil
TOTAL	112	61,080

Percentage of votes cast in favour: 99.62

Percentage of votes cast against : 0.38

RESOLUTION NO. 2 AS A SPECIAL RESOLUTION

Alteration of Articles of Association.

(i)	Voted in favour of the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	3,243	18,89,016	-
E-voting	5,996	392,20,37,732	-
TOTAL	9,239	392,39,26,748	99.96

(ii)	Voted against the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	61	17,470	-
E-voting	227	16,19,347	-
TOTAL	288	16,36,817	0.04

(iii)	Invalid votes:

Particulars of Postal Ballot Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Physical	185	98,459
E-voting	Nil	Nil
TOTAL	185	98,459

Percentage of votes cast in favour: 99.96

Percentage of votes cast against : 0.04

RESOLUTION NO. 3 AS AN ORDINARY RESOLUTION

Issue of Bonus Shares.

(i)	Voted in favour of the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	3,354	19,35,732	-
E-voting	6,295	390,90,41,009	-
TOTAL	9,649	391,09,76,741	99.62

(ii)	Voted against the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	29	7,753	-
E-voting	102	1,48,30,646	-
TOTAL	131	1,48,38,399	0.38

(iii)	Invalid votes:

Particulars of Postal Ballot Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Physical	106	60,673
E-voting	Nil	Nil
TOTAL	106	60,673

Percentage of votes cast in favour: 99.62

Percentage of votes cast against : 0.38

RESOLUTION NO. 4 AS A SPECIAL RESOLUTION

Amendment of the Employee Stock Option Scheme.

(i)	Voted in favour of the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	3,058	17,77,055	-
E-voting	5,524	382,61,37,672	-
TOTAL	8,582	382,79,14,727	97.52

(ii)	Voted against the resolution:

Particulars of Postal Ballot Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Physical	183	65,100	-
E-voting	760	9,71,36,187	-
TOTAL	943	9,72,01,287	2.48

(iii)	Invalid votes:

Particulars of Postal Ballot Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Physical	248	1,57,285
E-voting	Nil	Nil
TOTAL	248	1,57,285

Percentage of votes cast in favour: 97.52

Percentage of votes cast against : 2.48

Based on the foregoing, all the above Resolutions 1 to 4 as also mentioned in the Postal Ballot notice dated May 5, 2017 were passed with requisite majority.

All the relevant records of e-Voting alongwith the physical postal ballot forms will remain in my safe custody until the Chairman considers, approves and signs the Postal ballot Minutes and the same shall be handed over thereafter to the Chairman or the Company Secretary for safe keeping.

/s/ Alwyn D’souza

Alwyn D’souza

F.C.S No.5559,

Certificate of Practice No.5137

Practising Company Secretary

Mumbai dated June 13, 2017

We the undersigned witnesseth that the votes were unblocked from the e-voting website of the National Securities Depository Limited (https://www.evoting.nsdl.com) in our presence at 5.04 P.M. on June 12, 2017 at the office of the Scrutinizer at B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower, Mira Road (E), Thane-401107.

/s/ Krishnakant Adagale
Mr.Krishnakant Adagale
Row House No.18, Mansi Row House CHS Ltd
Mira Road East, Thane 401107

/s/ Resheal D’Souza
Ms. Resheal D’Souza
103, New Cosy Nook, I C Colony,
Borivali West, Mumbai 400 103

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 13, 2017	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager